SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                      For February 1 to February 28, 2003


                               NICE-SYSTEMS LTD.
------------------------------------------------------------------------------
                (Translation of Registrant's Name into English)


               8 Hapnina Street, P.O. Box 690, Ra'anana, Israel
------------------------------------------------------------------------------
                   (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F    X       Form 40-F  ___

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes  ____  No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _N/A__



THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.'S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE'S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842,
333-7414, 333-9352, 333-11154 AND 333-13686), AND TO BE A PART THEREOF FROM
THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


                                   CONTENTS

NICE appoints new Internal Auditor:

         Due to his many obligations and required involvement in his other areas of activity, Mr. Dan Goldstein has decided to resign from the board of directors of NICE.

Press Releases during February 2003

         This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release (dated February 5, 2003): Leading Telecom Company in Taiwan Implements NICE Quality Management Solution.

2. Press Release (dated February 18, 2003): ST Electronics Awards NICE over 2 million dollars public safety contract.

3. Press Release (dated February 24, 2003): Interland Selects NICE Systems to help Boost Customer Care Capabilities and Improve Overall Business Processes.


                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           NICE-SYSTEMS LTD.


                                           By:  /s/ Daphna Kedmi
                                                ---------------------------
                                                Name:  Daphna Kedmi
                                                Title: Corporate Vice President
                                                       General Counsel



Dated:     March 10, 2003

                                                                     EXHIBIT 1

Leading Telecom Company in Taiwan Implements NICE
Quality Management Solution

Eastern Broadband Telecom uses NiceUniverse to train agents on new mobile services

Ra'anana, Israel, February 5, 2003 --NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that Eastern Broadband Telecom, (EBT) has successfully implemented the NiceUniverse(R) quality management system at their contact center in Taipei. NiceUniverse is being used to monitor voice and screens to improve service for EBT's broadband and Internet customers. NiceUniverse is also being used proactively to prepare agents for 3G mobile telecommunications services that EBT is scheduled to provide this summer.

"The introduction of mobile services requires our workforce to absorb new skills in a short period of time," commented Ted Wang, contact center manager at EBT. "Using NiceUniverse's multimedia recordings of successful calls we have been able to teach our agents new skills for handling mobile telecommunications customers and for using specialized information systems. This approach has been so effective that, in addition to including these calls as part of our regular classroom training, we are in the process of making these multimedia recordings available to all of our agents on the Internet."

EBT's call center in Taipei handles 20,000 calls a day and employs 280 agents. EBT is planning to open another contact center in the summer to handle 3G services. The solution is integrated with the Avaya switch and was provided by NICE's local distributor, New Systems Enterprises based out of Taipei. NiceUniverse replaced another vendor's quality management system due to its superior screen recording capabilities.

"We also selected NICE due to its remote management capabilities," continued Ted Wang. "We are in the process of creating one virtual contact center that will include agents working at two physical facilities. Using NiceUniverse we will be able to manage both facilities using one quality management system enabling us to maintain one high level of service for all of our customers."

"Eastern Broadband Telecom is an industry innovator that has found new and creative ways to leverage NICE's system to improve customer service", commented Jim Park President of NICE's CEM division. "This is another example of our leadership in helping a dynamic sector of the telecommunications market define and implement best practices and improve business processes.~

About EBT
EBT (Eastern Broadband Telecom) is the first established private operator of fixed network telecommunications in Taiwan. EBT was found with paid-in capital of NT$65.68 billion. Following the corporate principles of "Innovation, Convergence and Speed", EBT is the leader of Taiwan's broadband telecom industry and has successfully integrated communications, computer, CATV and content to provide the complete services of "4C Convergence" with its 100 per cent broadband telecom networks and services.

                                  About NICE
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control
(ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, NAV Canada, New York Police Department, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Susan Cohen                           NICE Systems           972-9-775-3507
susan.cohen@nice.com
Kevin Levi                            NICE Systems           800-663-5601
kevin.levi@nice.com

Investors
Rachela Kassif                        NICE Systems           972-9-775-3899
investor.relations@nice.com                                  877-685-6552
Claudia Gatlin                        CMG International      973-316-9409
claudia@cmginternational.us


This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.





                                      ###



                                                                     EXHIBIT 2


ST Electronics Awards NICE over 2 million dollar public safety contract

Circle Line Rapid Transit System to implement NICE's TETRA Tienna recording system over the next four years

Ra'anana, Israel, February 18, 2003 --NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that NICE's TETRA (Terrestrial Trunk Radio) digital recording solution was selected by Singapore Technologies Electronics Limited (ST Elect) as part of the communication systems to be provided by ST Elect for the Singapore Circle Line project. The Circle Line, when fully completed, will be comprised of more than 30 stations, one depot and one operational control center. This NICE public safety system will be used to record radio transmissions between emergency services personnel, train crews, and the control center to assist in scenario reconstruction in the event of a serious incident. NICE is the only company that provides global digital recording of TETRA radio communications. The contract value to NICE is in excess of 2 million dollars to be received over the next four years. A fully duplicated NICE Tienna recording system will be implemented at the control center with two centralized mass storage units, and separate Mirra recorders at each of the railroad stations. The system is designed so there is no single point of failure. This is the second NICE TETRA digital recording system to be installed on the Singapore MRT.

"This latest announcement demonstrates how NICE has strengthened its Security business after the acquisition of Thales Contact Solutions", commented Doron Eidelman, president of NICE Systems' Security Group. "We are now uniquely positioned to capture the public safety market due to our ability to provide a comprehensive recording solution for the most sophisticated radio communications systems available today. We are proud that we are able to provide an advanced, fully redundant TETRA recording system as part of a world-class rail network for Singapore."

                                  About NICE
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control
(ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, NAV Canada, New York Police Department, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Susan Cohen                               NICE Systems           972-9-775-3507
susan.cohen@nice.com
CJ Elias-West                             NICE Systems           703-375-7601
CJ_Elias-West@nice.com

Investors
Rachela Kassif                            NICE Systems           972-9-775-3899
investor.relations@nice.com                                      877-685-6552
Claudia Gatlin                            CMG International      973-316-9409
claudia@cmginternational.us


This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.


                                      ###

                                                                     EXHIBIT 3

Interland Selects NICE Systems to Help Boost Customer Care Capabilities and Improve Overall Business Processes


Ra'anana, Israel, February 24, 2003 -- NICE(R) Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that Interland, Inc., the world's #1 provider of business-class Web hosting services to small and medium businesses, selected NICE for a comprehensive solution to improve its contact center performance.

Employing more than 250 agents across two Atlanta-based contact centers, Interland recently completed implementation of NiceUniverse(R) (quality assurance product), NiceLog(R) (call/screen logging product) for selective voice and screen recording, and NICE AnalyzerTM (Web-based data analysis tool) to garner key insight from its customer interactions to improve agent training and customer service. Interland is also rolling out NICE FeedbackTM (interactive voice response survey system) to provide a 360-degree view of the customer experience and give customers the opportunity to express their satisfaction level and/or particular concerns. According to Interland, this type of assessment is essential because based on the customer's feedback Interland can take immediate action.

"We've been putting a great deal of focus on improving customer care here at Interland," said Sam Anderson, chief customer advocate for Interland, "and we feel NICE's CEM system is a core infrastructure component that needed to be implemented in order to provide best-in-class customer care. We chose NICE to help us standardize our processes and create a performance benchmark for agents to measure themselves against and for our supervisors to track. We believe we'll see real payback within a year."

"Interland is a great example of how organizations can leverage NICE solutions not only for quality assurance and risk management but also to identify and track areas for improvements in their overall business processes," said Jim Park, president of NICE CEM division. "This provides significant bottom-line value."


                                  About NICE
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control
(ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, New York Police Department, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Kevin Levi                                NICE Systems            201-964-2682
Kevin.levi@nice.com
Susan Cohen                               NICE Systems            972-9-775-3507
Susan.cohen@nice.com

Investors
Rachela Kassif                            NICE Systems            972-9-775-3899
investor.relations@nice.com                                       877-685-6552
Claudia Gatlin                            CMG International       973-316-9409
claudia@cmginternational.us


This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.





                                      ###